787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 9, 2021

VIA EDGAR

Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SunAmerica Equity Funds – Preliminary Proxy Statement for AIG Japan Fund

(File No. 811-04801)

Dear Ms. Brutlag:

On behalf of the AIG Japan Fund (the “Fund”), a series of SunAmerica Equity Funds (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 25, 2021 regarding the preliminary proxy statement, which was filed with the Commission on March 19, 2021, in connection with the proposed liquidation of the Fund.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. The definitive proxy statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information, is being filed concurrently with this letter. Unless otherwise indicated, defined terms used herein have the meanings set forth in the preliminary proxy statement.

Comment No. 1:

On page 2, the preliminary proxy statement states, “In evaluating the liquidation and the Plan for the Fund, the Board considered a number of factors, including particularly the Fund’s small asset size. In addition, the Board considered the fact that SunAmerica and its affiliates will voluntarily bear the expenses of the proxy statement and the expenses….” If the Board considered other factors or alternatives to the Fund’s liquidation, such as fund mergers, please describe.

Response No. 1:	The Registrant has revised the disclosure to clarify that the Board also considered representations from management that it was not practicable to reorganize the Fund with another fund.

Comment No. 2:	Please confirm that the Fund will comply with Section 22(e) of the 1940 Act, including that the Fund will deliver liquidation proceeds within seven days.

Response No. 2:	The Registrant confirms that the Fund will comply with Section 22(e) of the 1940 Act and will deliver liquidation proceeds within seven days of the Fund’s liquidation.

Comment No. 3:	Please bold all references to the exhibits.

Response No. 3:	The requested change has been made.

Comment No. 4:	Please confirm that the Fund will stay current on all filing obligations.

Response No. 4:	The Registrant confirms that the Fund will stay current on all filing obligations.

Comment No. 5:	Once the Fund is liquidated, please be sure to mark the series and class identifiers as inactive on EDGAR.

Response No. 5:	The Registrant confirms that the Fund will be marked inactive on EDGAR as soon as practicable once it is liquidated.

Comment No. 6:	Please confirm that the Fund will use reasonable efforts to locate all shareholders.

Response No. 6:	The Registrant submits that the Fund will use reasonable efforts to locate all of its shareholders.

Comment No. 7:	Please confirm that the Fund will decide on the collectability of all receivables and will include in its respective liquidation costs anything that it does not believe will be collected.

Response No. 7:	The Registrant confirms that the Fund will decide on the collectability of all receivables and that it will include in its liquidation costs anything that it believes will not be collected.

Comment No. 8:	Please include an estimate of the liquidation costs in the proxy statement.

Response No. 8:	The Registrant has revised the proxy statement to include an estimate of the transaction costs that the Fund will bear as a result of the liquidation of its portfolio securities.

Comment No. 9:

Please advise whether Codification Topic 450 and Financial Accounting Standards Board (“FASB”) FAS 5 (i.e., relating to setting aside an appropriate amount of assets to cover liabilities post-liquidation) will be used in accounting for the liquidation.

Response No. 9:	The Registrant submits that, to the extent applicable, Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Comment No. 10:	If this is the last series in the Registrant to liquidate, please remember to file Form N-8F to deregister the Fund.

Response No. 10:	The Registrant will file Form N-8F as soon as practicable after the last series of the Registrant has either been liquidated or reorganized.

Comment No. 11:	Please advise as to whether the Registrant has stopped selling the Fund.

Response No. 11:	The Registrant submits that shares of the Fund will no longer be available for purchase after 4:00 p.m. on May 1, 2021.

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Please do not hesitate to contact me at (212) 728-3840 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Sang Ha (Esther) Lee

Sang Ha (Esther) Lee

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC
Edward Gizzi, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

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